May 1, 2009

Protokinetix, Inc.
2225 Folkstone Way
West Vancouver, British Columbia
V7S 2Y6

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010

Attention:           Tabatha Akins, Staff Accountant

Re:           Protokinetix, Inc.; your file number 000-32917

Dear Ms. Akins:

Please be informed that we have received and reviewed your letter dated April 23, 2009, regarding our Form 8-K filed April 20, 2009.  In that letter, you have requested that we (a) prepare and file an amended Form 8-K and (b) respond to the comments specified in that letter within 5 business days, or, alternatively, inform you when we will be able to provide a response.  Accordingly, the purpose of this letter is to inform you, in writing, that we will not be able to provide any filings or respond to those comments within that 5 business day period.

Please be informed that we have discussed with our various professionals and representatives the responses and resolution of those matters specified in that letter.  Based upon our conversations with those professionals and representatives, we anticipate that we should be able to provide information relating to the your comments regarding that Form 8-K and prepare and file an amended Form 8-K no later than May 6, 2009.

Finally, your time, attention, and cooperation regarding this matter are appreciate significantly.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

Protokinetix, Inc.,
a Nevada corporation

/s/	Ross Senior
By:	Ross Senior
Its:	President and Chief Executive Officer